UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

______________

SCHEDULE 13D

(Amendment No.4)

Under the Securities Exchange Act of 1934

CASI PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

14757U 109

(CUSIP Number)

Chi Sing Ho

c/o IDG Capital Management (HK) Company Limited

Unit 5505, The Center

99 Queen’s Road, Central

Hong Kong

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person

IDG-Accel China Growth Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,126,375 (1)
8. Shared Voting Power 646,995 (2)
9. Sole Dispositive Power 9,126,375 (1)
10. Shared Dispositive Power 646,995 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,773,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

15.0%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 7,973,536 shares of common stock issued by the Issuer to the Reporting Person and (ii) 1,152,839 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to the Reporting Person.

(2) These securities include (i) 565,267 shares of common stock held by IDG-Accel China III Investors L.P. (“IDG-Accel Investors”) and (ii) 81,728 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Investors and thus share voting and dispositive power with respect to these shares.

(3) Based on 65,066,564 shares of common stock outstanding as of November 6, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2017.

1.	Name of Reporting Person

IDG-Accel China III Investors L.P.

2.	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 646,995 (1)
8. Shared Voting Power 9,126,375 (2)
9. Sole Dispositive Power 646,995 (1)
10. Shared Dispositive Power 9,126,375 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,773,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

15.0%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 565,267 shares of common stock issued by the Issuer to the Reporting Person and (ii) 81,728 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to the Reporting Person.

(2) These securities include (i) 7,973,536 shares of common stock held by IDG-Accel China Growth Fund III L.P. (“IDG-Accel Growth”) and (ii) 1,152,839 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Growth. The Reporting Person has the same ultimate general partner, IDG-Accel China Growth Fund GP III Associates Ltd., as IDG-Accel Growth. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Growth and thus share voting and dispositive power with respect to these shares.

(3) Based on 65,066,564 shares of common stock outstanding as of November 6, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2017.

1.	Name of Reporting Person

IDG-Accel China Growth Fund III Associates L.P.

2.	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,126,375 (1)
8. Shared Voting Power 646,995 (2)
9. Sole Dispositive Power 9,126,375 (1)
10. Shared Dispositive Power 646,995 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,773,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

15.0%(3)

14.	Type of Reporting Person (See Instructions) PN

(1) These securities include (i) 7,973,536 shares of common stock issued by the Issuer to IDG-Accel Growth; and (ii) 1,152,839 shares of common stock issuable upon exercise at $3.69 per share of certain warrants by the Issuer to IDG-Accel Growth. The Reporting Person is the sole general partner of IDG-Accel Growth. By virtue of this affiliation, the Reporting Person may be deemed to have sole voting and dispositive power with respect to all these securities.

(2) These securities include (i) 565,267 shares of common stock held by IDG-Accel Investors and (ii) 81,728 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person has the same general partner, IDG-Accel China Growth Fund GP III Associates Ltd. as IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to be under common control with IDG-Accel Investors and thus share voting and dispositive power with respect to these shares.

(3) Based on 65,066,564 shares of common stock outstanding as of November 6, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2017.

1.	Name of Reporting Person

IDG-Accel China Growth Fund GP III Associates Ltd.

2.	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,773,370 (1)
8. Shared Voting Power 0
9. Sole Dispositive Power 9,773,370 (1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,773,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

15.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) These securities include (i) 7,973,536 shares of common stock issued by the Issuer to IDG-Accel Growth ; (ii) 1,152,839 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Growth; (iii) 565,267 shares of common stock issued by the Issuer to IDG-Accel Investors; and (iv) 81,728 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person is the ultimate general partner of both IDG-Accel Growth and IDG-Accel Investors. By virtue of this affiliation, the Reporting Person may be deemed to have voting and dispositive power with respect to all these shares.

(2) Based on 65,066,564 shares of common stock outstanding as of November 6, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2017.

1.	Name of Reporting Person

Chi Sing Ho

2.	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 9,773,370 (1)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 9,773,370 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,773,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

15.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) These securities include (i) 7,973,536 shares of common stock issued by the Issuer to IDG-Accel Growth; (ii) 1,152,839 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Growth; and (iii) 565,267 shares of common stock issued by the Issuer to IDG-Accel Investors; and (iv) 81,728 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Investors.. The Reporting Person and Quan Zhou are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.

(2) Based on 65,066,564 shares of common stock outstanding as of November 6, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2017.

1.	Name of Reporting Person

Quan Zhou

2.	Check the Appropriate Box if a Member of a Group

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 75,000(1)
8. Shared Voting Power 9,773,370 (2)
9. Sole Dispositive Power 75,000(1)
10. Shared Dispositive Power 9,773,370 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,848,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	

13.	Percent of Class Represented by Amount in Row 11

15.1%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) These securities include 75,000 shares of common stock issuable upon exercise of certain options issued by the Issuer to Quan Zhou.

(2) These securities include (i) 7,973,536 shares of common stock issued by the Issuer to IDG-Accel Growth; (ii) 1,152,839 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued by the Issuer to IDG-Accel Growth; (iii) 565,267 shares of common stock issued by the Issuer to IDG-Accel Investors; and (iv) 81,728 shares of common stock issuable upon exercise at $[•] per share of certain warrants issued by the Issuer to IDG-Accel Investors. The Reporting Person and Chi Sing Ho are directors and shareholders of IDG-Accel China Growth Fund GP III Associates Ltd., the ultimate general partner of IDG-Accel Growth and IDG-Accel Investors, thus may be deemed to share voting and dispositive power with respect to all these shares.

(3) Based on 65,066,564 shares of common stock outstanding as of November 6, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 of the Issuer, filed with the Securities and Exchange Commission on November 14, 2017.

This Amendment No. 4 amends the Statement on Schedule 13D dated January 30, 2012 as amended by Amendment No. 1 dated February 2, 2012, Amendment No. 2 dated June 11, 2012 and Amendment No. 3 dated March 6, 2013 (as so amended, the “Original 13D”) and is being filed to reflect (i) 2,882,098 shares of common stock issued to IDG-Accel China Growth Fund III L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Growth”), by the Issuer pursuant to that certain Securities Purchase Agreement (the “2018 Securities Purchase agreement”), entered into on March 19, 2018, among the Issuer and certain purchasers, including IDG-Accel Growth and IDG-Accel China III Investors L.P., an exempted Cayman Islands limited partnership (“IDG-Accel Investors”); (ii) 1,152,839 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued to IDG-Accel Growth by the Issuer pursuant to the 2018 Securities Purchase Agreement; (iii) 204,320 shares of common stock issued to IDG-Accel Investors by the Issuer pursuant to the 2018 Securities Purchase Agreement and (iv) 81,728 shares of common stock issuable upon exercise at $3.69 per share of certain warrants issued to IDG-Accel Investors by the Issuer pursuant to the 2018 Securities Purchase Agreement. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D, unless defined herein.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of CASI Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9620 Medical Center Drive, Suite 300, Rockville, Maryland, 20850.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

On March 19, 2018, pursuant to the 2018 Securities Purchase Agreement, IDG-Accel Growth and IDG-Accel Investors purchased from the Issuer in a private placement (the “2018 Transaction”) at an aggregate purchase price of $9,845,673 (the “Consideration of 2018 Transaction”) 3,086,418 shares of Common Stock (the “2018 Shares”) and the Issuer shall prepare and file with the SEC a registration statement on Form S-3 covering the resale of all of the registrable securities under the 2018 Transaction. The Issuer also issued to IDG-Accel Growth and IDG-Accel Investors warrants (the “2018 Warrants”) to purchase an aggregate of 1,234,567 shares of Common Stock. The 2018 Warrants are exercisable at $3.69 per share from the date that is 180 days after the date of issuance (the “Initial Exercise Date”) and expire five years after the Initial Exercise Date. The source of funds for the Consideration of 2018 Transaction was the available capital of IDG-Accel, which may, at any given time, include margin loans made by brokerage firms or unsecured borrowings under a working capital credit line, each in the ordinary course of business.

Item 4. Purpose of Transaction.

The first paragraph of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the 2018 Shares and 2018 Warrants for investment purposes. The Reporting Persons may from time to time purchase shares of Common Stock or other equity interests of the Issuer in open market or private transactions or otherwise. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer and other factors. The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Common Stock or other equity interests of the Issuer. These purchases or sales could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any such purchases or sales or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserves the right to change their intention with respect to any or all of such matters.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

A copy of the 2018 Securities Purchase Agreement is filed as Exhibit 99.3 hereto, and is incorporated herein by reference. The form of the 2018 Warrants is filed as Exhibit 99.4 hereto, and is incorporated herein by reference.

The information set forth in Item 3 of this Statement is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Items 5(a) - (b) of the Original Schedule 13D are hereby amended and restated in its entirety as follows:

(a) Each of the Reporting Persons’ current ownership in the Issuer and the Common Stock is set forth on the cover pages to this Statement on Schedule 13D and is incorporated by reference herein. The ownership percentage appearing on such pages has been calculated based on a total of 65,066,564 shares of Common Stock outstanding as of November 6, 2017, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 of the Issuer, filed with the SEC on November 14, 2017. The Reporting Persons disclaim membership in any “group” with any person other than the Reporting Persons. The filing of this Statement on Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this Statement on Schedule 13D, and the Reporting Persons expressly disclaim such beneficial ownership.

(b) The following table sets forth the beneficial ownership of shares of Common Stock for each of the Reporting Persons.

Reporting Person	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock	Sole Power to Vote/Direct Vote	Shared Power to Vote/Direct Vote	Sole Power to Dispose/Direct Disposition	Shared Power to Dispose/Direct Disposition
IDG-Accel Growth	9,773,370	15.0%	9,126,375	646,995	9,126,375	646,995
IDG-Accel Investors	9,773,370	15.0%	646,995	9,126,375	646,995	9,126,375
IDG-Accel Associates	9,773,370	15.0%	9,126,375	646,995	9,126,375	646,995
IDG-Accel GP	9,773,370	15.0%	9,773,370	0	9,773,370	0
Chi Sing Ho	9,773,370	15.0%	0	9,773,370	0	9,773,370
Quan Zhou	9,848,370	15.1%	75,000	9,773,370	75,000	9,773,370

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

The terms of the 2018 Securities Purchase Agreement and the 2018 Warrants described in Items 3 and 4 of this Statement on Schedule 13D are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Document
99.3	Securities Purchase Agreement, dated March 19, 2018, by and among CASI Pharmaceuticals, Inc., IDG-Accel China Growth Fund III L.P., IDG-Accel China III Investors L.P., and the other purchasers party thereto.
99.4	Form of Common Stock Purchase Warrant to be issued to each of IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P.. (include in Exhibit 99.3)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

IDG-ACCEL CHINA GROWTH FUND III L.P.

By: IDG- Accel China Growth Fund III Associates L.P.

its General Partner

By: IDG-Accel China Growth Fund GP III Associates Ltd.

its General Partner

By: /s/ Chi Sing Ho

 Name: Chi Sing Ho

Title: Authorized Signatory

Dated: March 20, 2018

IDG-ACCEL CHINA III INVESTORS L.P.

By: IDG-Accel China Growth Fund GP III Associates Ltd.

its General Partner

By: /s/ Chi Sing Ho

 Name: Chi Sing Ho

Title: Authorized Signatory

Dated: March 20, 2018

IDG-ACCEL CHINA GROWTH FUND III ASSOCIATES L.P.

By: IDG-Accel China Growth Fund GP III Associates Ltd.

its General Partner

By: /s/ Chi Sing Ho

Name: Chi Sing Ho

Title: Authorized Signatory

Dated: March 20, 2018

IDG-ACCEL CHINA GROWTH FUND GP III ASSOCIATES LTD.

By: /s/ Chi Sing Ho

Name: Chi Sing Ho

Title: Authorized Signatory

Dated: March 20, 2018

Chi Sing Ho

By: /s/ Chi Sing Ho

Name: Chi Sing Ho

Dated: March 20, 2018

Quan Zhou

By: /s/ Quan Zhou

Name: Quan Zhou

Dated: March 20, 2018